QuickLinks -- Click here to rapidly navigate through this document

MANAGEMENT'S RESPONSIBILITY FOR FINANCIAL REPORTING

AGNICO-EAGLE MINES LIMITED

        The accompanying consolidated financial statements of Agnico-Eagle Mines Limited and all the information in this annual report are the responsibility of management and have been approved by the Board of Directors.

        The consolidated financial statements have been prepared by management in accordance with Canadian and United States generally accepted accounting principles considered to be the most appropriate in the circumstances. The consolidated financial statements are not precise, since they include amounts based on estimates and judgments. Management has determined such amounts on a reasonable basis in order to ensure that the consolidated financial statements are presented fairly, in all material respects. Management has prepared the financial information presented elsewhere in the annual report and has ensured that it is consistent with that in the consolidated financial statements.

        Agnico-Eagle Mines Limited maintains systems of internal accounting and administrative controls of high quality, consistent with reasonable cost. Such systems are designed to provide reasonable assurance that the financial information is relevant, reliable and accurate and that the Company's assets are appropriately accounted for and adequately safeguarded.

        The Board of Directors is responsible for ensuring that management fulfills its responsibilities for financial reporting and is ultimately responsible for reviewing and approving the consolidated financial statements. The Board of Directors carries out this responsibility principally through its Audit Committee.

        The Audit Committee is appointed by the Board of Directors and all of its members are independent directors. The Audit Committee meets periodically with management, as well as the external auditors, to discuss internal controls over the financial reporting process, auditing matters and financial reporting issues, to satisfy itself that each party is properly discharging its responsibilities, and to review the annual report, the consolidated financial statements and the external auditors' report. The Audit Committee reports its findings to the Board of Directors for consideration when approving the consolidated financial statements for issuance to the shareholders.

        The Audit Committee also considers, for review by the Board of Directors and approval by the shareholders, the engagement or re-appointment of the external auditors.

        The consolidated financial statements have been audited by Ernst & Young LLP, the external auditors, in accordance with Canadian and United States generally accepted auditing standards on behalf of the shareholders. Ernst & Young LLP has full and free access to the Audit Committee.

Sean Boyd, C.A.	David Garofalo, C.A.
President and Chief Executive Officer	Vice President, Finance & Chief Financial Officer

Toronto, Canada,
February 21, 2002.

AUDITORS' REPORT

To the Shareholders of Agnico-Eagle Mines Limited:

        We have audited the consolidated balance sheets of Agnico-Eagle Mines Limited as at December 31, 2002 and 2001 and the consolidated statements of income (loss), deficit and cash flows for each of the years in the three-year period ended December 31, 2002. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

        We conducted our audits in accordance with Canadian and United States generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

        In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2002 and 2001 and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2002 in accordance with Canadian generally accepted accounting principles.

        We also reported separately on February 18, 2003 to the shareholders of Agnico-Eagle Mines Limited, on our audit, conducted in accordance with Canadian and United States generally accepted auditing standards, where we expressed an opinion without reservation on the December 31, 2002 and 2001 consolidated financial statements, prepared in accordance with United States generally accepted accounting principles.

Ernst & Young LLP
Chartered Accountants
Toronto, Canada,
February 18, 2003

AGNICO-EAGLE MINES LIMITED

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

        These consolidated financial statements of Agnico-Eagle Mines Limited ("Agnico-Eagle" or the "Company") are expressed in thousands of United States dollars ("US dollars"), except where noted, and have been prepared in accordance with Canadian generally accepted accounting principles ("CDN GAAP"). We have also prepared consolidated financial statements in accordance with United States generally accepted accounting principles. Since a precise determination of many assets and liabilities depends on future events, the presentation of consolidated financial statements for a period necessarily involves the use of estimates and approximations. Actual results may differ from such estimates and approximations. The consolidated financial statements have, in management's opinion, been prepared within reasonable limits of materiality and within the framework of the significant accounting policies referred to below.

Basis of consolidation

        These consolidated financial statements include the accounts of the Company and all its subsidiaries. Prior to October 15, 2001, Agnico-Eagle consolidated its 49.5% direct and indirect ownership interest in Mentor Exploration and Development Co., Limited ("Mentor") on the basis of the Company's ability to determine its strategic operating, investing and financing policies. Effective October 15, 2001, Mentor was amalgamated with the Company under a court approved plan of arrangement to continue as Agnico-Eagle Mines Limited (note 2).

        The cost of the Company's own shares held by Mentor had been presented in the consolidated balance sheet as a reduction of shareholders' equity. Changes in the Company's own shares held by a subsidiary company resulted from purchases and sales of Agnico-Eagle's shares by Mentor.

        Agnico-Eagle recognizes gains and losses on the effective disposition of interests in associated companies arising when such associated companies issue treasury shares to third parties. Gains and losses are recognized in income.

Cash and cash equivalents

        Cash and cash equivalents include cash on account and short-term investments in money market instruments with original maturities of three months or less at the date of purchase. Short-term investments are carried at cost, which approximates market value.

Inventories

        Inventories consist of ore stockpiles, in-process concentrates and supplies.

        Ore stockpiles represent coarse ore that has been mined and is available for further processing. Stockpiles are measured by estimating the number of tons, contained ounces (based on assays) and recovery percentages (based on actual recovery rates achieved for processing similar ore). Specific tonnages are verified and compared to original estimates once the stockpile is milled. Stockpiles are not intended to be long-term inventory items and therefore are generally processed within twelve months of extraction. Ore stockpiles are valued at the lower of mining costs and net realizeable value incurred up to the point of stockpiling the ore, including amortization relating to the mining operations.

        In-process inventories consist of concentrates for which legal title has not yet passed to custom smelters. In-process inventories are measured based on assays of the processed concentrates and are valued based on the lower of net realizeable value and the mining and milling costs associated with extracting and processing the ore.

        Supplies, consisting of mine stores inventory, are valued at the lower of average cost and replacement cost.

Deferred financing costs

        Deferred financing costs, which are included in other assets on the consolidated balance sheets and relate to the Company's revolving credit facility, are being amortized to income over the term of the related obligations. If the holders of the Company's convertible debentures exercise their conversion option, the common shares issued on such conversion will be recorded at an amount equal to the aggregate of the carrying value of the long-term liability and the conversion option extinguished, net of the associated financing costs, with no gain or loss being recognized in income.

Mining properties, plant and equipment and deferred expenditures

        Significant payments related to the acquisition of land and mineral rights are capitalized as mining properties at cost. If a mineable ore body is discovered, such costs are amortized when production begins, using the unit-of-production method, based on estimated proven and probable reserves. If no mineable ore body is discovered, such costs are expensed in the period in which it is determined the property has no future economic value.

        Expenditures for new facilities and improvements that can extend the useful lives of existing facilities are capitalized as plant and equipment at cost. Interest costs incurred, prior to the commencement of commercial production for projects specifically financed by debt, are capitalized.

        Agnico-Eagle records depreciation on plant and equipment used in commercial production on a unit-of-production basis based on the estimated proven and probable ore reserves of the mine, which does not exceed 20 years. Repairs and maintenance expenditures are charged to income as production costs. Assets under construction are not depreciated until the end of the construction period. Upon commencement of commercial production, the capitalized construction costs are transferred to the various categories of plant and equipment.

        Mineral exploration costs are charged to income in the year in which they are incurred. When it is determined that a mining property can be economically developed as a result of established proven and probable reserves, the costs of further exploration and development to further delineate the ore body on such property are capitalized. Determination as to the establishment of proven and probable reserves is based on results of final feasibility studies, which indicate whether a property is economically feasible. Upon commencement of the commercial production of a development project, these costs are transferred to the appropriate asset category and are amortized using the unit-of-production method mentioned above. Deferred expenditures, net of salvage values, relating to a property which is abandoned or considered uneconomic for the foreseeable future, are written off.

        The carrying values of mining properties, plant and equipment and deferred expenditures are reviewed periodically, when impairment factors exist, for possible impairment, based on the future undiscounted net cash flows of the operating mine and development property. If it is determined that the estimated net recoverable amount is less than the carrying value, then a write down to the estimated net recoverable amount is made with a charge to income. Estimated future cash flows of an operating mine and development properties include estimates of recoverable ounces of gold based on the proven and probable reserves of the mine, and gold prices (considering current and historical prices, price trends and related factors), production levels, capital and reclamation costs, and related income and mining taxes, all based on detailed engineering life-of-mine plans. Cash flows are subject to risks and uncertainties and changes in the estimates of the cash flows could affect the recoverability of long-lived assets.

Financial Instruments

        Agnico-Eagle employs derivative financial instruments, primarily option contracts, to manage exposure to fluctuations in metal prices, interest rates and foreign currency exchange rates. Agnico-Eagle does not hold financial instruments or derivative financial instruments for trading purposes. Net premiums and the fair value of all call options written are recognized in income.

        Prior to October 24, 2000, net option premiums paid or received were deferred and included in the consolidated balance sheets as other assets or other liabilities. These items were recognized in income when the related hedging transactions occurred. In the event of early settlement of hedging transactions, gains or losses were deferred and recognized in income at the delivery dates originally designated. Where the underlying transactions were no longer expected to occur, with the effect that a hedge no longer existed, unrealized gains or losses were recognized in income at the point such determination was made.

        After October 24, 2000, Agnico-Eagle prospectively adopted the new accounting recommendations issued by the Emerging Issues Committee of The Canadian Institute of Chartered Accountants ("CICA") on the "Accounting by commodity producers for written call options". Under this basis of accounting, net premiums and the fair value of all call options written after October 24, 2000 are recognized in income. The adoption of this new accounting standard has no impact on the existing accounting policy on the Company's current and future purchased put option transactions.

        Foreign currency derivative financial instruments are used to hedge the effects of exchange rate changes on identified foreign currency exposures. Items hedged by foreign currency contracts are translated at contract rates and gains or losses on these contracts are recorded as part of the related transactions, for which they are designated as hedges.

        Cash flows arising in respect of hedging transactions are recognized under cash flows from operating activities.

Revenue recognition

        Revenue from concentrates is recognized when legal title passes to the custom smelters and is valued on an estimated net realizable value basis. Periodic adjustments on the final settlement of concentrates previously sold to smelters are included in revenue as soon as the amount can be reasonably determined. Revenue from gold and silver in the form of doré bars is recorded when the refined gold and silver are sold and are also included in revenue from mining operations.

        Revenues from mining operations consist of gold and byproduct revenues, net of smelting, refining and transportation charges.

Foreign currency translation

        Monetary assets and liabilities of Agnico-Eagle's operations denominated in a currency other than US dollars are translated into US dollars using the exchange rate in effect at the year end. Non-monetary assets and liabilities are translated at historical exchange rates while revenues and expenses are translated at the average exchange rate during the year, with the exception of amortization, which is translated at historical exchange rates. Exchange gains and losses are included in income except for gains and losses on foreign currency contracts used to hedge specific future commitments in foreign currencies. Gains and losses on these contracts are accounted for as a component of the related hedged transactions.

Reclamation costs

        Estimated future reclamation costs are based primarily on legal environmental and regulatory requirements. The costs of Agnico-Eagle's active mining operations are accrued, on an undiscounted basis, as a production cost, on a unit-of-production method based on the proven and probable reserves. Future reclamation costs for the Company's inactive mines are accrued based on management's best estimate of the costs at the end of each period, comprising costs expected to be incurred at a site, on an undiscounted basis. Such cost estimates include, where applicable, ongoing care and maintenance and monitoring costs. Changes in estimates are reflected in income in the period an estimate is revised.

Income and mining taxes

        Agnico-Eagle follows the liability method of tax allocation for accounting for income taxes. Under this method of tax allocation, future income and mining tax bases of assets and liabilities are measured using the substantively enacted tax rates and laws expected to be in effect when the differences are expected to reverse.

        From time to time, the Company issues flow-through shares to finance some of its exploration activities. Common shares of the Company are issued for cash at the market price in exchange for Agnico-Eagle giving up the tax benefits arising from the exploration activities. Agnico-Eagle records such common share issuances by crediting share capital for the full value of cash consideration received. The cost of the future income and mining tax benefits arising at the time Agnico-Eagle renounces the income and mining tax deductibility of the eligible expenditures to the investors are accounted for as a share issue cost.

Stock-based compensation

        Agnico-Eagle has two stock-based compensation plans. The Employee Stock Option Plan is described in note 7(a) and the Incentive Share Purchase Plan is described in note 7(b) to the consolidated financial statements.

        On January 1, 2002, the Company adopted the new recommendations of the CICA Handbook Section 3870, "Stock-based compensation and other stock-based payments" ("Section 3870"). Section 3870 requires prospective application of its recommendations for stock-based grants after January 1, 2002. Based on the requirements of Section 3870, accounting for the Company's stock-based compensation results in recording no compensation expense. All options granted under this plan had an exercise price equal to the market value of the underlying stock on the date of grant. Pro-forma fair value disclosures assume that the estimated fair value of options would be amortized to expense over the options' vesting period. Any consideration paid by employees on exercise of stock options or purchase of stock is credited to share capital.

Pension costs and obligations and post retirement benefits

        Prior to July 1, 1997, Agnico-Eagle had a defined benefit plan for its salaried employees, which was substantially converted to a defined contribution plan. In addition, Agnico-Eagle provides a non-registered supplementary executive retirement defined benefit plan for its senior officers. The executive retirement plan benefits are generally based on the employees' years of service and level of compensation. Pension expense related to the defined benefit plan is the net of the cost of benefits provided, the interest cost of projected benefits, return on plan assets and amortization of experience gains and losses. Pension fund assets are measured at current fair values. Actuarially determined plan surpluses or deficits, experience gains or losses and the cost of pension plan improvements are amortized on a straight-line basis over the expected average remaining service life of the employee group.

        Agnico-Eagle maintains a defined contribution plan covering all its employees. The plan is funded by Company contributions based on a percentage of earnings for services rendered by employees.

        The Company does not offer any post retirement benefits to its employees.

Earnings per share

        Effective January 1, 2001, Agnico-Eagle retroactively adopted the new accounting recommendations made by the CICA for the presentation and disclosure of basic and diluted earnings per share. The most significant change under this new recommendation is the use of the "treasury stock method" instead of the "imputed earnings approach" in computing earnings per share. Under the treasury stock method, the exercise of stock options is assumed to occur at the beginning of the period or at the time of issuance, if later, and the proceeds from the exercise of these stock options are assumed to be used to repurchase common shares of the Company at the average market price during the period and the incremental shares (the difference between the number of shares assumed issued and the number of shares assumed purchased) are included in the denominator of the diluted earnings per share computation. Under the imputed earnings approach, the proceeds are assumed to be invested to earn a return. The retroactive impact of adopting the new recommendations had no significant impact on Agnico-Eagle's diluted earnings per share reported in 2000.

        Basic earnings per common share are calculated on net income using the weighted average number of shares outstanding during the financial period. The Company's convertible subordinated debentures are considered to be anti-dilutive for purposes of earnings per share calculations.

        In 2000, Agnico-Eagle's earnings per share had been calculated based on the weighted average number of shares outstanding after reduction for the Company's own shares held by a subsidiary company.

Comparative figures

        Certain items in the comparative consolidated financial statements have been reclassified from statements previously presented to conform to the presentation of the 2002 consolidated financial statements.

AGNICO-EAGLE MINES LIMITED

CONSOLIDATED BALANCE SHEETS

(thousands of United States dollars, CDN GAAP basis)

	As at December 31,
	2002	2001
ASSETS
Current
Cash and cash equivalents	$152,934	$21,180
Metals awaiting settlement (note 1)	29,749	21,009
Income and mining taxes recoverable	2,900	628
Inventories:
In-process	5,917	5,171
Supplies	4,703	3,903
Prepaid expenses and other (note 2)	7,576	5,235

Total current assets	203,779	57,126
Other assets (note 2)	8,951	10,392
Future income and mining tax assets (note 8)	22,929	22,055
Mining properties (note 3)	356,409	304,180

	$592,068	$393,753

LIABILITIES AND SHAREHOLDERS' EQUITY
Current
Accounts payable and accrued liabilities	$15,246	$9,423
Dividends payable	3,013	1,853
Income and mining taxes payable	954	1,231
Interest payable	1,873	2,052

Total current liabilities	21,086	14,559

Long-term debt (note 4)	—	147,266

Reclamation provision and other liabilities (note 5)	4,314	4,055

Future income and mining tax liabilities (note 8)	23,819	18,317

Shareholders' Equity
Common shares (note 6(a))
Authorized — unlimited
Issued — 83,636,861 (2001 — 67,722,853)	441,363	247,965
Convertible subordinated debentures (note 4(a))	91,465	—
Other paid-in capital (note 4(a))	55,028	14,521
Warrants (note 6(d))	15,732	—
Contributed surplus	5,560	5,560
Deficit	(66,299)	(58,490)

Total shareholders' equity	542,849	209,556

	$592,068	$393,753

On behalf of the Board:

Sean Boyd C.A., Director	Bernard Kraft C.A., Director

See accompanying notes

AGNICO-EAGLE MINES LIMITED

CONSOLIDATED STATEMENTS OF INCOME (LOSS)

(thousands of United States dollars, CDN GAAP basis)

	Years ended December 31
	2002	2001	2000
			(Restated)
REVENUES
Revenues from mining operations	$107,781	$93,677	$66,971
Interest and sundry income	2,038	1,784	1,097

	109,819	95,461	68,068
COSTS AND EXPENSES
Production (note 3)	76,926	65,789	51,901
Exploration and corporate development (note 3)	3,766	6,391	3,213
Amortization	12,606	10,679	5,708
General and administrative	5,781	4,461	4,223
Capital tax	829	1,551	1,301
Interest (note 4)	1,984	14,618	8,859
Foreign currency gain	(974)	(336)	(368)

Income (loss) before the undernoted	8,901	(7,692)	(6,769)
Gain on settlement of senior convertible notes (note 4(a))	6,184	—	—

Income (loss) before income and mining taxes	15,085	(7,692)	(6,769)
Federal capital tax	949	723	705
Income and mining tax expense (recovery) (note 8)	939	(760)	(4,082)

Net income (loss) for the year	$13,197	$(7,655)	$(3,392)

Net income (loss) per share — basic and diluted (note 6(d))	$0.07	$(0.12)	$(0.06)

See accompanying notes

AGNICO-EAGLE MINES LIMITED

CONSOLIDATED STATEMENTS OF DEFICIT

(thousands of United States dollars, CDN GAAP basis)

	Years ended December 31
	2002	2001	2000
Deficit
Balance, beginning of year (as reported)	$(58,490)	$(38,639)	$(30,861)
Change in accounting policy with respect to foreign currency translation	—	(5,345)	(7,122)

Balance, beginning of year (as adjusted)	(58,490)	(43,984)	(37,983)
Net income (loss) for the year	13,197	(7,655)	(3,392)

	(45,293)	(51,639)	(41,375)
Dividends declared (US$0.03 per share; 2000 — US$0.02 per share)	(2,509)	(1,354)	(1,109)
Interest on convertible subordinated debentures	(7,847)	—	—

Financing costs	(5,321)	—	—
Share issue costs	(9,162)	(5,497)	(1,500)
Gain on settlement of senior convertible notes (note 4(a))	3,833	—	—

Balance, end of year	$(66,299)	$(58,490)	$(43,984)

See accompanying notes

AGNICO-EAGLE MINES LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS

(thousands of United States dollars, CDN GAAP basis)

	Years ended December 31
	2002	2001	2000
Operating activities
Net income (loss) for the year	$13,197	$(7,655)	$(3,392)
Add (deduct) items not affecting cash from operating activities:
Amortization	12,606	10,679	5,708
Future income and mining tax provisions	1,300	1,441	(2,094)
Gain on settlement of senior convertible notes	(6,184)	—	—
Amortization of deferred financing costs, reclamation and other	213	7,894	4,701

	21,132	12,359	4,923
Premiums received (paid) on metals, interest rates and foreign currency option contracts	(56)	73	(344)
Changes in non-cash working capital balances
Metals awaiting settlement	(8,740)	(5,774)	(13,400)
Inventories	(1,546)	(2,553)	677
Prepaid expenses and other	(15)	(154)	(308)
Accounts payable and accrued liabilities	8,328	(7,765)	7,986
Income and mining taxes recoverable and payable	(2,549)	429	850
Interest payable	(179)	(794)	950

Cash flows provided by (used in) operating activities	16,375	(4,179)	1,334

Investing activities
Additions to mining properties	(64,836)	(36,278)	(68,387)
Additions to investments and other	(1,773)	(278)	(46)

Cash flows used in investing activities	(66,609)	(36,556)	(68,433)

Financing activities
Dividends paid	(1,344)	(1,114)	(1,064)
Common shares issued	193,784	87,704	5,136
Warrants issued	15,732	—	—
Share and warrant issue costs	(9,162)	(5,497)	(88)
Proceeds from long-term debt (note 4(a))	143,750	37,500	52,500
Financing costs	(8,529)	(2,828)	—
Repayment of senior convertible notes (note 4(a))	(122,169)	(75,000)	—
Bank debt	(30,000)
Resale of the Company's own shares by a subsidiary company and other	—	7,802	1,887

Cash flows from financing activities	182,062	48,567	58,371

Effect of exchange rate changes on cash and cash equivalents	(74)	(558)	46

Net increase (decrease) in cash and cash equivalents	131,754	7,274	(8,682)
Cash and cash equivalents, beginning of year	21,180	13,906	22,588

Cash and cash equivalents, end of year	$152,934	$21,180	$13,906

See note 4 and note 8 for supplemental cash flow information

AGNICO-EAGLE MINED LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of United States dollars, unless otherwise indicated, CDN GAAP Basis)
December 31, 2002

1.     METALS AWAITING SETTLEMENT

	2002	2001
Precious metals	$2,856	$5,940
Concentrates awaiting settlement	26,893	15,069

	$29,749	$21,009

  In 2002, precious metals (gold and silver) accounted for 87.7% (2001 — 79.8%; 2000 — 80.2%) of Agnico-Eagle's revenues from mining operations. Other byproduct revenues in 2002 consisted of 12.3% zinc (2001 — 20.2%; 2000 — 19.1%) and nil copper (2001 — nil; 2000 — 0.7%).

2.     OTHER ASSETS

        (a)   Prepaid expenses and other

	2002	2001
Marketable securities — market value $3,886	$2,328	$—
Prepaid expenses	824	1,671
Loans receivable	465	1,642
Federal and provincial sales taxes recoverable	3,716	1,190
Other	243	732

	$7,576	$5,235

        (b)   Other assets

	2002	2001
Investments in shares	$—	$324
Premiums paid on metals and interest rate option contracts	4,413	4,357
Deferred financing costs, net of accumulated amortization of $1,313 (2001 — 756)	4,003	5,546
Other	535	165

	$8,951	$10,392

    Effective October 15, 2001, the Company acquired the remaining 50.5% of the Mentor common shares not already owned by it through a court approved plan of arrangement and continues its business as Agnico-Eagle Mines Limited. Under this plan of arrangement, the Company issued 369,348 of its common shares in exchange for 1,759,117 common shares of Mentor held by minority interest shareholders for net proceeds of $ 1.7 million (note 6). In conjunction with the arrangement, Mentor distributed its entire ownership of 4,441,148 common shares of Sudbury Contact Mines Limited ("Sudbury Contact"), a partially-owned subsidiary of Agnico-Eagle, to its shareholders as a return of capital. This acquisition is accounted for by the purchase method and resulted in a decrease in minority interest of $1.7 million. The pro forma results for 2001 and 2000, after giving effect to the acquisition assuming that the transaction occurred on January 1, 2000, would not materially differ from the actual results of the Company for the years ended December 31, 2001 and 2000.

3.     MINING PROPERTIES

	2002			2001
	Cost	Accumulated Amortization	Net Book Value	Cost	Accumulated Amortization	Net Book Value
Mining properties	$45,706	$8,335	$37,371	$44,582	$6,595	$37,987
Plant and equipment	239,397	54,608	184,789	190,182	48,862	141,320
Deferred expenditures	161,067	26,818	134,249	146,552	21,679	124,873

	$446,170	$89,761	$356,409	$381,316	$77,136	$304,180

  Included in exploration expense in 2001 is the Company's write-off of its investment in the Tonkin Springs project of $1.6 million and the payment of $0.7 million for environmental restoration costs. On March 1, 1999, Sudbury Contact acquired a 60% interest in Tonkin Springs, an advanced exploration property on the Battle Mountain-Cortez Gold Trend in Nevada, for $1.6 million. The remaining 40% ownership interest was owned and controlled by U.S. Gold Corporation, an unrelated gold exploration company based in the United States. Effective October 18, 2001, management determined that this project was not viable under the current gold price environment and elected, under the management and operating agreement with U.S. Gold Corporation, to exit the Tonkin Springs project as the project manager and relinquish its entire ownership interest in Tonkin Springs. The Company's obligation with respect to environmental and regulatory requirements was fully satisfied by the payment of $0.5 million in additional environmental bonding and $0.2 million to an independent consultant under an escrow agreement for future environmental restoration work.

  The Company's El Coco property ("El Coco"), located adjacent to and immediately east of the Company's LaRonde Mine, is subject to a royalty interest payable to Barrick Gold Corporation. The El Coco royalty, on production from an area that extends 500 metres from the property boundary with the LaRonde Mine, consists of a 50% net profits interest ("NPI"), which is defined as net revenues from the sale of minerals produced from the property less the pro-rated portion of the production costs and allowable direct and common capital expenditures related to the exploration and development of the property. The remaining area of the El Coco property is subject to a 4% net smelter return royalty (defined as gross revenues from the sales of minerals less applicable refining, selling and delivery costs and applicable taxes). In 2002, the Company made NPI royalty payments of $12.0 million (2001 — $5.4 million; 2000 — nil).

4.     LONG-TERM DEBT

	2002	2001
Senior convertible notes due January 27, 2004 (note 4(a))	—	121,081
Revolving credit facility (note 4(b))	—	30,000

	$—	$151,081

        (a)   Convertible subordinated debentures

    On February 15, 2002, Agnico-Eagle issued $143.8 million aggregate stated amount at maturity of convertible subordinated debentures due February 15, 2012 for net proceeds of $138.5 million after deducting underwriting commissions of $4.3 million and other issue costs of $1.0 million. The debentures bear interest of 4.50% per annum on the principal amount payable in cash semi-annually. The debentures are convertible to common shares of Agnico-Eagle at the option of the holder, at any time on or prior to maturity, at a rate of 71.429 common shares per $1,000 principal amount. The debentures are redeemable by Agnico-Eagle, in whole or in part, at any time on or after February 15, 2006 at a redemption price equal to par plus accrued and unpaid interest. The Company may redeem the debentures in cash or, at the option of the Company, by delivering freely tradeable common shares.

    The fair value of the conversion option associated with the senior convertible notes on the date of issuance was $55.0 million and is reflected as "Other paid-in capital". The fair value of Agnico-Eagle's obligation to the convertible debenture holders for the principle payments, at the time of issuance of $88.8 million, together with any accrued deferred interest is included as a component of shareholders' equity. Interest costs related to the convertible debentures are charged to deficit as incurred, but are included as a component of the Company's net income for purposes of calculating income per share.

    On February 18, 2002, the Company's January 27, 2004 senior convertible notes were called for redemption. This transaction resulted in a gain of $8.7 million, net of related income taxes of $2.2 million, of which $3.8 million (related taxes of $0.9 million) was credited to deficit and $4.9 million (related taxes of $1.3 million) was recognized in earnings.

        (b)   Revolving credit facility

    The revolving credit facility (the "Facility") with a syndicate of banks provides the Company with up to $125 million of revolving debt. Under the terms of the Facility, which is primarily secured by a first charge on the Company's LaRonde Mine and the El Coco property, an initial tranche of $100 million is currently available and a second tranche of $25 million will also be made available when the LaRonde Mine expansion to 7,000 tons of ore per day is completed. The Facility is fully revolving until the end of 2004, at which time the drawn portion of the Facility will begin to amortize at annual rates of 25%, 32.5%, 20%, 12.5% and 10% in the years 2004 to 2008, respectively. The interest rate under the new Facility currently is LIBOR plus 2.25% per annum and a standby fee of 1% per annum on any undrawn portion of the Facility.

    For the year ended December 31, 2002, interest expense was $2.8 million (2001 — $12.9 million; 2000 — $5.9 million) of which cash payments were $24.4 million (2001 — $10.4 million; 2000 — $4.4 million). Approximately $19 million of the cash interest payments in 2002 were in connection with the redemption of the Company's January 27, 2004 senior convertible notes. In 2002, cash interest on the Facility of $2.3 million (2001 — nil; 2000 — $5.2 million) was capitalized in construction in progress. Weighted average interest rate for the year ended December 31, 2002 was 7.6% (2001 — 6.1%; 2000 — 7.6%) per annum.

5.     RECLAMATION PROVISION AND OTHER LIABILITIES

  Reclamation provision and other liabilities consist of the following:

	2002	2001
Reclamation and closure costs (note a)	$2,066	$2,126
Pension benefits (note b)	2,248	1,929

	$4,314	$4,055

        (a)   Reclamation and closure costs

    Under mine closure plans submitted to the Minister of Natural Resources in Quebec, the estimated current reclamation costs for the LaRonde Mine are approximately $13.8 million. These reclamation estimates are based on current legislation and there can be no assurance that the Minister of Natural Resources will not impose additional reclamation obligations with attendant higher costs. All of the accrued reclamation and closure costs are long-term in nature and thus no portion of these costs has been reclassified to current liabilities.

        (b)   Pension benefits

    Effective July 1, 1997, Agnico-Eagle's defined benefit pension plan for active employees was converted to a defined contribution plan. Employees retired prior to that date remain in the defined benefit pension plan. In addition, Agnico-Eagle also provides a non-registered executive supplementary defined benefit plan for its senior officers. The funded status of Agnico-Eagle's defined benefit employees pension plans is based on an actuarial valuation as of December 31, 1999 and projected to December 31, 2001. The funded status of the executive supplementary defined benefit pension plan is based on an actuarial valuation as of July 1, 2002 and is projected to December 31, 2001. The components of Agnico-Eagle's defined benefit expense are as follows:

	2002	2001	2000
Service cost — benefits earned in the year	$210	$194	$221
Interest cost on projected benefit obligation	348	312	330
Return on assets	(125)	(162)	(216)
Amortization of net transition asset, past service liability and net experience gains	51	52	54

Net pension expense	$484	$396	$389

    Agnico-Eagle contributes 5% of its payroll expense to a defined contribution plan. The expense in 2002 was $1.1 million (2001 —$0.8 million; 2000 — $0.7 million).

    Assets of the defined benefit plan are comprised of pooled Canadian and US equity funds and pooled bond funds. The funded status of the defined benefit employees pension plan ("Employees") and the executive retirement plan ("Executives") for 2002 and 2001 are as follows:

	2002		2001
	Employees	Executives	Employees	Executives
Reconciliation of the market value of plan assets
Fair value of plan assets, beginning of year	$1,704	$176	$2,702	$148
Agnico-Eagle's contribution	—	44	—	75
Actual return on plan assets	(31)	—	68	—
Benefit payments	(111)	(22)	(177)	(37)
Transfer to defined contribution plan	—	—	(755)	—
Effect of exchange rate changes	14	2	(134)	(10)

Fair value of plan assets, end of year	$1,576	$200	$1,704	$176

Reconciliation of projected pension benefit obligation
Benefit obligation, beginning of year	$1,439	$3,241	$1,571	$3,201
Service costs	—	210	—	194
Interest costs	95	253	100	212
Actuarial losses (gains)	34	377	36	(135)
Benefit payments	(111)	(22)	(177)	(37)
Effect of exchange rate changes	11	22	(91)	(194)

Benefit obligation, end of year	$1,468	$4,081	$1,439	$3,241

Excess (deficiency) of plan assets over benefit obligation	$108	$(3,881)	$265	$(3,065)

Comprised of:
Unamortized transition asset (liability)	$823	$(1,568)	$953	$(1,742)
Unamortized net experience gain (loss)	(324)	(242)	(134)	131
Accrued liabilities	(391)	(2,071)	(554)	(1,454)

	$108	$(3,881)	$265	$(3,065)

Discount rate(i)	6.50%	6.50%	6.75%	6.75%
Rate of return	7.50%	— %	7.50%	— %
Rate of salary increase	n.a.	3.0%	n.a.	3.0%
Estimated average remaining service life for the employees plan (in years)	8	9 (ii)	8	10.6 (ii)

    Notes:

    (i)
    Discount rates used for the Executive plan are after-tax rates.

    (ii)
    Estimated average remaining service life for the Executive plan was developed for individual senior officers.

6.     SHAREHOLDERS' EQUITY

        (a)   Common Shares

	2002		2001		2000
	Shares	Amount	Shares	Amount	Shares	Amount
Common shares issued, beginning of year	67,722,853	$247,965	56,139,480	$158,252	55,391,451	$152,992
Shares issued under stock options (note 7(a))	1,927,500	14,580	426,100	2,100	13,700	68
Shares issued under the Share Purchase Plan (note 7(b))	138,747	2,061	209,826	1,783	248,769	1,490
Shares issued under flow-through share private placements (note 6(b))	40,161	641	200,000	2,513	475,000	3,630
Shares issued by public offering, net of share issue costs (note 6(c))	13,800,000	175,998	10,350,000	81,368	—	—
Shares issued on the conversion of the Company's senior convertible notes	4,460	80	6,691	113	—	—
Shares issued to acquire Mentor (note 2)	—	—	369,348	1,719	—	—
Shares issued under the Company's dividend reinvestment plan	3,140	38	21,408	117	10,560	72

Common shares issued, end of year	83,636,861	$441,363	67,722,853	$247,965	56,139,480	$158,252

Weighted average number of shares outstanding	70,821,081		61,333,630		54,446,693

    The Company's common shares are covered by a Shareholder Rights Plan whereby each shareholder, in the event of certain takeover bids or other change-in-control transactions involving the acquisition of 20% or more of Agnico-Eagle's outstanding voting shares, has the right ("Rights") to purchase from Agnico-Eagle for an exercise price of C$80.00 that number of shares of Agnico-Eagle having an aggregate market price equal to twice the exercise price. Until such time as a triggering bid for control occurs, the Rights trade together with the existing common shares and will expire on May 10, 2009.

    The Company has reserved for issuance 10,267,919 common shares in the event that the senior convertible debentures are converted into common shares and 6,900,000 common shares in the event that the warrants are exercised.

    In 2002 the Company declared dividends on its common shares of $0.03 per share (2001 — $0.02 per share; 2000 — $0.02 per share). Under the terms of the Company's Facility, the Company's dividend payments were restricted to an aggregate of $3.0 million per year. Subsequent to December 31, 2002, the Company negotiated changes to the original terms resulting in an increase to the dividend restriction amount to $16 million per year.

        (b)   Flow-through share private placements

    In 2002, Agnico-Eagle issued 40,161 (2001 — 200,000; 2000 — 475,000) common shares under a "flow-through" share private placement for proceeds of $0.6 million (2001 — $2.5 million; 2000 — $3.6 million). Agnico-Eagle has agreed to use such proceeds for the purpose of incurring Canadian exploration expenditures in connection with its 2002 exploration activities. In 2002, the Company renounced to its investors C$1.0 million (2001 — C$4.0 million; 2000 — C$5.5 million) of such expenses for income tax purposes.

        (c)   Public offering

    In 2002, Agnico-Eagle issued 13,800,000 units, each consisting of one common share and one-half warrant, at $13.90 per unit for net proceeds of $182.9 million, after deducting share issue costs of $9.1 million (no related income tax effect). Each whole warrant entitles the holder to purchase one common share at a price of $19.00, subject to certain adjustments summarized in the prospectus document. Warrants are exercisable at any time prior to November 14, 2007, after which the warrants will expire and be of no value. The Company will inform warrant holders, through a press release, of pending expiry at least 90 days prior to the expiry date. If all outstanding warrants were exercised, the Company would issue an additional 6,900,000 common shares.

    In 2001, Agnico-Eagle issued 10,350,000 common shares at C$10.75 per share for net proceeds of $76.2 million, after deducting share issue costs of $5.2 million (no related income tax effect).

        (d)   Net income (loss) per share

    For the purposes of calculating earnings per share, the Company uses net income after deducting interest charges on the Company's 2012 convertible subordinated debentures. The 2012 convertible subordinated debentures issued in 2002 are presented, in their entirety, as an equity instrument and as such the interest is recorded as a direct charge to deficit. Below is a reconciliation of net income per financial statements to the net income used in computing net income per share.

2002
Net income per financial statements	$13,197
Less: Interest on 2012 convertible subordinated debentures charged directly to deficit	(7,846)

Net income used in the computation of net income per share	$5,351

    The following table provides the weighted average number of common shares used in the calculation of basic and diluted earnings per share.

	2002	2001	2000
Weighted average number of common shares outstanding — basic	70,821,081	61,333,630	54,446,693
Add: Dilutive impact of employee stock options	810,182	—	—

Weighted average number of common shares outstanding — diluted	71,631,263	61,333,630	54,446,693

    In 2001 and 2000, the employee stock options and senior convertible debentures were anti-dilutive and thus were not included in the calculation of diluted weighted average number of common shares outstanding. In 2002, both the convertible subordinated debentures and warrants were anti-dilutive and thus were excluded from the calculation of diluted income (loss) per share.

7.     STOCK BASED COMPENSATION

        (a)   Employee Stock Option Plan ("ESOP")

    The Company's ESOP provides for the granting of options to directors, officers, employees and service providers to purchase common shares. Under this plan, options are granted at the fair market value of the underlying shares on the date of grant. The number of shares subject to option for any one person may not exceed 5% of the Company's common shares issued and outstanding at the date of grant.

    Up to May 31, 2001, the number of common shares reserved for issuance under the ESOP was 6,000,000 common shares and options granted under the ESOP had a maximum term of ten years. On April 24, 2001, the Compensation Committee of the Board of Directors adopted a policy pursuant to which options granted after that date shall have a maximum term of five years. On May 31, 2001, the shareholders approved a resolution to increase the number of common shares reserved for issuance under the ESOP by 2,000,000 common shares to 8,000,000.

    Of the 1,358,500 options granted under the ESOP in 2002, 1,299,500 options granted vest immediately and expire in the year 2007. The remaining options vest over periods ranging from two to five years and expire between 2007 and 2012. Of the options granted in 2002, 1,303,500 vest immediately and are exercisable on the date of grant. The remaining 55,000 options are exercisable on each anniversary of the grant with 40,000 exercisable in 2003 and 15,000 in 2004. Of the total options granted in 2001, 181,250 have a vesting period of four years, in which 20% or 36,250 vest immediately and are exercisable on the date of the grant date, while the remaining 80% or 145,000 options are exercisable in equal installments, on each anniversary date of the grant, over a four-year term. The remaining 10,000 options granted in 2001 were granted for a term of five years and are exercisable on the date of grant.

    The following summary sets out the activity with respect to Agnico-Eagle's outstanding stock options:

	2002			2001			2000
	Options	Weighted average exercise price per share		Options	Weighted average exercise price per share		Options	Weighted average exercise price per share
Outstanding, beginning of year	3,660,200	C$	12.04	3,895,050	C$	11.73	2,790,750	C$	12.28
Granted	1,358,500		17.07	191,250		9.49	1,122,000		10.33
Exercised	(1,927,500)		11.82	(426,100)		8.31	(13,700)		7.29
Cancelled	(30,850)		12.06	—		—	(4,000)		17.75

Outstanding, end of year	3,060,350	C$	14.47	3,660,200	C$	12.04	3,895,050	C$	11.73

Options exercisable at end of year	2,682,500			3,049,300			2,902,050

    The following table summarizes information about Agnico-Eagle's stock options outstanding at December 31, 2002:

	Options outstanding				Options exercisable
Range of exercise prices	Number outstanding	Weighted average remaining contractual life	Weighted average exercise price per share		Number exercisable	Weighted average exercise price per share
C$ 6.55 – C$ 9.30	357,750	6.1 years	C$	8.01	258,700	C$	8.01
C$10.20 – C$15.75	882,550	6.9 years	C$	10.54	658,750	C$	10.59
C$15.93 – C$18.75	1,559,050	3.0 years	C$	16.80	1,559,050	C$	16.80
C$21.72 – C$25.60	261,000	4.2 years	C$	22.64	206,000	C$	22.86

C$ 6.55 – C$24.87	3,060,350	4.6 years	C$	14.47	2,682,500	C$	14.94

    The Company has reserved for issuance 3,060,350 common shares in the event that these options are exercised.

    The number of un-optioned shares available for granting of options as at December 31, 2002, 2001 and 2000 was 789,910, 2,117,560, and 308,810, respectively.

    The Company accounts for its stock option grants based on the recognition and measurement principles of Section 3870. The application of Section 3870 results in no compensation expense being recorded in Agnico-Eagle's circumstances as all options granted had an exercise price equal to the market value of the underlying stock on the date of grant. The following table illustrates the effect on net loss for the year and net loss per share as if the Company had applied the fair value recognition provisions of Section 3870 to account for its stock option grants.

	2002	2001	2000
Net income (loss), as reported	$13,197	$(7,655)	$(3,392)
Deduct: Total stock-based employee compensation determined under fair-value based method for all awards	(2,621)	(624)	(2,323)

Pro forma net income (loss)	$10,576	$(8,279)	$(5,715)

Net income (loss) per share:
Basic and diluted, as reported	$0.07	$(0.12)	$(0.06)

Basic and diluted, pro forma	$0.04	$(0.13)	$(0.10)

    Agnico-Eagle estimated the fair value of options under the Black-Scholes option-pricing model and the following weighted average assumptions:

	2002	2001	2000
Risk free interest rate	2.6%	5.5%	6.5%
Expected life of options (in years)	2.1	7.5	8.5
Expected volatility of Agnico-Eagle's share price	36.9%	46.2%	46.3%
Expected dividend yield	0.19%	0.46%	0.46%

    The Black-Scholes option-pricing model was developed for use in estimating the fair value of traded options that have no vesting restrictions and are fully transferable. As the Company's employee stock options have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions, such as expected stock market price volatility, can materially affect the fair value estimate, in management's opinion, the existing pricing models do not necessarily provide a reliable single measure of the fair value of its employee stock options.

        (b)   Incentive Share Purchase Plan

    On June 26, 1997, the shareholders approved an Incentive Share Purchase Plan (the "Purchase Plan") to encourage directors, officers and employees ("Participants") to purchase Agnico-Eagle's common shares at market values.

    Under the Purchase Plan, eligible employees may contribute up to 10% of their basic annual salaries and directors may contribute a maximum of C$7,500. For both employees and directors, Agnico-Eagle contributes an amount equal to 50% of the Participant's contribution.

    In 2002, 138,747 common shares were issued under the Purchase Plan (2001 — 209,826; 2000 — 248,769) for proceeds of $2.1 million (2001 — $1.8 million; 2000 — $1.5 million). In June 2002, shareholders approved an increase in the maximum amount of shares reserved for issuance under the Purchase Plan to 2,500,000 from 1,000,000. Agnico-Eagle has reserved for issuance 1,567,514 common shares (2001 — 203,261; 2000 — 413,087) under the Purchase Plan.

8.     FUTURE INCOME AND MINING TAXES

  Income and mining tax expense (recovery) is made up of the following components:

	2002	2001	2000
Current provision
Federal income taxes	$—	$—	$—
Provincial income taxes	—	—	—
Provincial mining duties	(2,779)	(2,201)	(1,988)

	(2,779)	(2,201)	(1,988)

Future provision
Federal income taxes	943	(697)	(1,256)
Provincial income taxes	357	(465)	(838)
Provincial mining duties	2,418	2,603	—

	3,718	1,441	(2,094)

	$939	$(760)	$(4,082)

  Cash income and mining taxes recovered in 2002 was $0.8 million (2001 — $0.6; 2000 — $1.8 million).

  Future income and mining tax expense (recovery) has been provided on temporary differences which consist of the following:

	2002	2001	2000
Amortization	$(587)	$(265)	$(1,848)
Exploration and development	3,152	2,676	1,004
Other	1,153	(970)	(1,250)

	$3,718	$1,441	$(2,094)

  The income and mining tax expense (recovery) is different from the amount that would have been computed by applying the Canadian statutory income tax rate as a result of the following:

	2002	2001	2000
Combined federal and composite provincial tax rates	39.9%	(41.3)%	(41.0)%
Increase (decrease) in taxes resulting from:
Provincial mining duties	(2.4)	14.5	(18.1)
Resource allowances	(31.1)	(27.0)	(6.7)
Non-deductible expenses	2.0	24.6	4.1
Non-taxable portion of capital gains	(13.8)	—	—
Temporary differences for which no benefit was recognized	24.5	—	—
Unrecognized benefit of non-capital losses	(12.9)	19.3	1.4

Actual rate as a percentage of pre-tax loss	6.2%	(9.9)%	(60.3)%

  Agnico-Eagle and its subsidiaries have non-capital income tax losses of approximately C$37 million, which may be carried forward to reduce future years' taxable income. These losses expire as follows:

2004	C$	5,171
2005		8,188
2006		17,487
2007		6,084
2008		46

	C$	36,976

  Agnico-Eagle and its subsidiaries have approximately C$325 million of cumulative Canadian exploration and development expenses available indefinitely to reduce future years' taxable income.

  As at December 31, 2002 and 2001, Agnico-Eagle's future tax assets and liabilities are as follows:

	2002		2001
	Assets	Liabilities	Assets	Liabilities
Non-current:
Income taxes:
Plant and equipment	$7,552	$—	$5,673	$—
Deferred expenditures	14,250	—	13,854	—
Net operating and capital loss carry-forwards	11,126	—	26,897	—
Other	4,480	2,531	4,052	—
Valuation allowance	(14,479)	—	(28,421)	—

Total non-current	22,929	2,531	22,055	—

Mining duties:
Plant and equipment	360	6,791	428	6,210
Deferred expenditures	3,869	14,882	6,961	12,642
Other	—	(385)	11	(535)

Valuation allowance	(4,229)	—	(7,400)	—

Total non-current	—	21,288	—	18,317

Non-current future income and mining tax assets and liabilities	$22,929	$23,819	$22,055	$18,317

  At January 1, 2002, the valuation allowance, a reserve against future income and mining tax assets recorded in the accounts, was $35.8 million. In 2002, the valuation allowance decreased by $17.1 million primarily as a result of the utilization of certain future income tax assets for which a reserve had been made.

9.     FINANCIAL INSTRUMENTS

  Agnico-Eagle enters into financial instruments with a number of financial institutions in order to hedge underlying revenue and cost exposures arising from commodity prices, interest rates and foreign currency exchange rates. Financial instruments which subject Agnico-Eagle to market risk and concentration of credit risk consist primarily of cash and short-term investments and option contracts for currencies, interest rates and precious and base metals. Agnico-Eagle places its cash and short-term investments in high quality securities issued by government agencies, financial institutions and major corporations and limits the amount of credit exposure by diversifying its holdings.

  Agnico-Eagle's Risk Management Policy attempts to mitigate the risks associated with fluctuating metals prices and foreign exchange rates. Agnico-Eagle uses over-the-counter put and call option metals and foreign exchange contracts to hedge its net revenues from mining operations and costs of production, respectively. These instruments are straight-forward contracts and involve little complexity. Agnico-Eagle is exposed to credit risk in the event of non-performance by counter-parties in connection with its currency and metal option contracts. Agnico-Eagle does not obtain any security to support financial instruments subject to credit risk, but mitigates the risk by dealing with a diverse group of creditworthy counter-parties and, accordingly, does not anticipate loss for non-performance. The Company continually monitors the market risk of its hedging activities.

  Gold put options

  Agnico-Eagle's portfolio of put option contracts was entered into to establish a minimum price which the Company will receive from the sale of its gold production. The contracts expire monthly based on planned production volumes.

  Silver and base metal option contracts

  Agnico-Eagle's silver and base metal derivative portfolio was entered into to establish price ranges for the Company's byproduct metals in order to eliminate the negative effects of price fluctuations. The contracts expire monthly based on planned production volumes and are recognized as part of net income (loss) in the line item in which the hedged item is recorded.

  As at December 31, 2002, Agnico-Eagle's derivative financial instruments related to metals consisted of:

	Expected Maturity
	2003	2004	2005	2006	2007
Gold
Put options purchased
Amount hedged (ounces)	—	136,644	190,020	152,340	131,280
Average price ($/ounce)	—	$260	$260	$260	$260
Silver
Call options sold
Amount hedged (ounces in 000's)	1,956	2,158	2,060	—	—
Average price ($/ounce)	$5.50	$5.50	$5.50	—	—
Call options purchased
Amount hedged (ounces in 000's)	1,956	2,158	2,060	—	—
Average price ($/ounce)	$7.00	$7.00	$7.00	—	—
Copper
Call options sold
Amount hedged (lbs. in 000's)	13,651	13,757	13,651	—	—
Average price ($/lb.)	$0.81	$0.81	$0.81	—	—
Call options purchased
Amount hedged (lbs. in 000's)	13,651	13,757	13,651	—	—
Average price ($/lb.)	$1.00	$1.00	$1.00	—	—

  Subsequent to year end, the entire silver and copper hedge positions were unwound at a net cost of nil.

  Foreign-currency hedging program

  Agnico-Eagle generates almost all of its revenue in US dollars. The Company's LaRonde Mine and Exploration Division both have Canadian dollar requirements for capital and operating expenditures. Agnico-Eagle entered into a series of put and call option contracts to hedge a monthly sum of Canadian dollar expenditures based on forecasted Canadian dollar requirements.

  At December 31, 2002, Agnico-Eagle's consolidated foreign-currency hedging program consisted of:

	Expected Maturity
	2003	2004	2005	2006
US$ call options sold
Amount (thousands)	$54,000	$48,000	$12,000	$12,000
US$/C$ weighted average exchange rate	1.5995	1.5420	1.6050	1.6475
US$ put options purchased
Amount (thousands)	$54,000	$48,000	$12,000	$12,000
US$/C$ weighted average exchange rate	1.5285	1.5025	1.5000	1.5600
US$ put options sold
Amount (thousands)	$—	$12,000	$12,000	$—
US$/C$ weighted average exchange rate	—	1.3500	1.3700	—

  At December 31, 2002, the aggregate unrealized gain of the net market value of Agnico-Eagle's metals derivative position amounted to $nil (2001 — $4.6 million). The Company's unrealized deficit on its foreign exchange hedge position at December 31, 2002 was

  $3.5 million (2001 — $4.3 million). Since the Company uses only over-the-counter instruments, the fair value of individual hedging instruments is based on readily available market values.

  Agnico-Eagle's exposure to interest rate risk at December 31, 2002 relates to its short-term investments of $144.7 million (2001 —$19.2 million). The Company's short-term investments have a fixed weighted average interest rate of 2.29% (2001 — 3.8%) for a period of 37 days (2001 — 28 days).

  In addition, Agnico-Eagle has outstanding letters of credit amounting to C$11.8 million relating to the executives' retirement plan (2001 — C$8.0 million) for which fees vary up to 2.25% per annum.

  The fair values of Agnico-Eagle's current financial assets and current financial liabilities approximate their carrying values as at December 31, 2002. The fair value of Agnico-Eagle's senior convertible notes at December 31, 2002 is $178.25 million (2001 —$113.7 million).

QuickLinks

MANAGEMENT'S RESPONSIBILITY FOR FINANCIAL REPORTING
AUDITORS' REPORT
SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
CONSOLIDATED BALANCE SHEETS
CONSOLIDATED STATEMENTS OF INCOME (LOSS)
CONSOLIDATED STATEMENTS OF DEFICIT
CONSOLIDATED STATEMENTS OF CASH FLOWS
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS